STANDARD MOTOR PRODUCTS, INC.
                            37-18 Northern Boulevard
                        Long Island City, New York 11101

                                  July 9, 2007

VIA EDGAR/

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:     Kevin Vaughn, Branch Chief
               Martin F. James, Senior Assistant Chief Accountant
               Tara Harkins, Staff Accountant

        RE:    STANDARD MOTOR PRODUCTS, INC.
               ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006 FILED ON MARCH 16, 2007; FILE NO. 001-04743

Dear Sirs:

        On behalf of Standard Motor Products, Inc., we are responding to the comments of the Staff of the Securities and Exchange Commission contained in a letter dated June 25, 2007 in connection with the above-referenced Annual Report on Form 10-K (the "Form 10-K"). The following responses are numbered to correspond to the Staff's numbered comments contained in the Staff's letter.

1.      Reports and Consent of Independent Registered Public Accounting Firm

        We will amend our Form 10-K to include Grant Thornton's conformed signatures with respect to their (a) Report of Independent Registered Public Accounting Firm--Internal Controls over Financial Reporting, (b) Report of Independent Registered Public Accounting Firm--Consolidated Financial Statements, (c) Audit Report on Supplemental Schedule, and (d) Consent of Independent Registered Public Accounting Firm. A copy of our proposed amendment to the Form 10-K is attached hereto. Please confirm that the proposed amendment meets with your approval.

2.      Note 15. Other Income (Expense), Net

        In computing our percentages for the applicable year, we relied upon Computational Note 2 of Rule 1-02(w) of Regulation S-X applying Rule 3-09(a) of Regulation S-X, which provides that we substitute 20% for the 10% significance threshold. However, based on the Staff's comments we further researched accounting literature and discussed with our independent registered public accounting firm, Grant Thornton LLP, the alternate methods of calculating the thresholds enumerated under the Rules. We determined that we should calculate the percentages under a different method (shown below), the result of which did not change our conclusion under Rule 3-09 (a) but would change our position with respect to application of Rule 4-08(g) of Regulation S-X.

        We note that our losses from continuing operations were $347,000 in 2005 and $12,586,000 in 2004. Since 2005 reflected a pre-tax loss from continuing operations, which loss was more than 10% below our previous five year average, we substituted the average of the income of the previous five years for our 2005 computation, omitting the 2004 loss year. However, for 2006, income from continuing operations was significantly higher than our previous five year average, so we used our actual income for our 2006 computation.

        The computations are noted below (dollars in thousands):

Consolidated Pre-tax Income from Continuing Operations

---------------------------------------------------------------------------------------------------
                                                         2006           2005
                     Joint Venture                    Five year      Five year     2005 Average for
  Year     Actual    tax adjustment     Adjusted       average        average        S-X Rule 3-09
---------------------------------------------------------------------------------------------------
  2001        $456        $315            $771               --           $771             $771
---------------------------------------------------------------------------------------------------
  2002      14,011         336          14,347          $14,347         14,347           14,347
---------------------------------------------------------------------------------------------------
  2003       1,431         432            1863            1,863          1,863            1,863
---------------------------------------------------------------------------------------------------
  2004    (12,586)         304         (12,282)               0              0                0
---------------------------------------------------------------------------------------------------
  2005       (347)         281             (66)               0              0            3,396
---------------------------------------------------------------------------------------------------
  2006      15,657         144           15,801          15,801             --
---------------------------------------------------------------------------------------------------
 Total                                                   $32,011       $16,981          $20,377
---------------------------------------------------------------------------------------------------
                                                            / 5            / 5              / 5
---------------------------------------------------------------------------------------------------
  Avg.                                                   $6,402         $3,396           $4,075
---------------------------------------------------------------------------------------------------

        Our share of the pre-tax income of our joint ventures in 2006 and 2005, as a percentage of the average computed above, is as follows (dollars in thousands):

--------------------------------------------------------------------------------
         Name of Entity                     2006                     2005
--------------------------------------------------------------------------------
Blue Streak Electronics, Inc.        $458/$15,801= 2.9%        $733/$4,075 = 18%
--------------------------------------------------------------------------------
Testar Ltd.                          $55/$15,801 = 0.4%      $498/$4,075 = 12.2%
--------------------------------------------------------------------------------
Valeo Four Seasons S.A.             $420/$15,801 = 2.7%        $94/$4,075 = 2.3%
--------------------------------------------------------------------------------

        As shown above, in applying Rule 1-02(w) (and Computational Note 2 thereof) and Rule 3-09(a) of Regulation S-X, the percentages in 2006 and 2005 were under the 20% threshold for that year. Accordingly, none of our joint ventures are individually deemed to be a "significant subsidiary" as defined under Regulation S-X.

        However, in the aggregate, we determined that the proportionate income of our joint ventures in 2005 was over 20%. We advise the Staff that in our future filings we will disclose summarized combined financial information of our joint ventures should we exceed the aggregate thresholds in any given year.

        Please contact the undersigned or Carmine Broccole, our Vice President General Counsel, or Luc Gregoire, our Corporate Controller, at 718-392-0200, if you have any questions regarding this matter.

                                                   Very truly yours,

                                                   /s/ James J. Burke
                                                   Chief Financial Officer and
                                                   Vice President Finance

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549.
                                   FORM 10-K/A
                                 AMENDMENT NO. 1

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE TRANSACTION PERIOD FROM ____ TO ____

                         COMMISSION FILE NUMBER: 1-4743

                          STANDARD MOTOR PRODUCTS, INC.
                          -----------------------------
             (Exact name of registrant as specified in its charter)

           NEW YORK                                   11-1362020
           --------                                   ----------
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation or organization)

37-18 NORTHERN BLVD., LONG ISLAND CITY, N.Y.             11101
--------------------------------------------             -----
  (Address of principal executive offices)             (Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:  (718) 392-0200

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                                 NAME OF EACH EXCHANGE
          TITLE OF EACH CLASS                     ON WHICH REGISTERED
          -------------------                     -------------------
Common Stock, par value $2.00 per share         New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes |_| No |X|

Indicate by check if the registrant is not required to file reports pursuant to
Section 13 or Section 15(d) of the Act. Yes |_| No |X|

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. |X|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filler. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |_| Accelerated filer |X| Non-accelerated filer |_|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes |_| No |X|

The aggregate market value of the voting common stock based on the closing price on the New York Stock Exchange on June 30, 2006 (the last business day of registrant's most recently completed second fiscal quarter) of $8.34 per share held by non-affiliates of the registrant was $127,467,075. For purposes of the foregoing calculation only, all directors and officers have been deemed to be affiliates, but the registrant disclaims that any of such are affiliates.

As of February 28, 2007, there were 18,679,884 outstanding shares of the registrant's common stock, par value $2.00 per share.

                       DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report is incorporated herein by reference from the registrant's definitive proxy statement relating to its annual meeting of stockholders to be held on May 17, 2007.

                                EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2006, as originally filed on March 16, 2007 (the "Report"), is being filed in response to comments received by us from the Staff of the Securities and Exchange Commission (the "Staff"). This Amendment amends and replaces in its entirety the (a) Report of Independent Registered Public Accounting Firm--Internal Controls over Financial Reporting, (b) Report of Independent Registered Public Accounting Firm--Consolidated Financial Statements, (c) Audit Report on Supplemental Schedule, and (d) Consent of Independent Registered Public Accounting Firm, in each case to include the conformed signatures of Grant Thornton LLP, which signatures were originally unintentionally omitted.

Except to the extent expressly set forth herein, this Amendment speaks as of the original filing date of our Report and has not been updated to reflect events occurring subsequent to the original filing date other than those required to reflect the effects of the comments received by the Staff. Accordingly, this Amendment should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to the filing of the Report, including any amendments to those filings.

                                     PART II

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM--
                         INTERNAL CONTROL OVER REPORTING

The Board of Directors and Shareholders
Standard Motor Products, Inc.:

 We have audited management's assessment, included in the accompanying Management's Report On Internal Control Over Financial Reporting, that Standard Motor Products, Inc. (a New York corporation) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Standard Motor Products, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Standard Motor Products, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control--Integrated Framework issued by COSO. Also in our opinion, Standard Motor Products, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Standard Motor Products, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006, and our report dated March 15, 2007 expressed an unqualified opinion on those consolidated financial statements and includes explanatory paragraphs relating to the application of Statement of Financial Accounting Standards No. 123(R) as of January 1, 2006 and No. 158 as of December 31, 2006.

/s/ GRANT THORNTON LLP

New York, New York
March 15, 2007

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM--
                        CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders
Standard Motor Products, Inc.:

We have audited the accompanying consolidated balance sheets of Standard Motor Products, Inc. and Subsidiaries (a New York corporation) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Standard Motor Products, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation effective January 1, 2006, in connection with the adoption of Statement of Financial Statement Standards No. 123 (revised 2004) "Share-Based Payment."

As discussed in Notes 13 and 14 to the consolidated financial statements, the Company changed its method of accounting for defined benefit pension and other postretirement plans, effective as of December 31, 2006, in connection with the adoption of Statement of Financial Statement Standards No. 158, "Employers' Accounting for Defined Pension and Other Post Retirement Plans."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Standard Motor Products, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2007 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

New York, New York
March 15, 2007

                                     PART IV

ITEM 15.       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   (2)   The following financial schedule and related report for the years
            2006, 2005 and 2004 is submitted herewith:

            Report of Independent Registered Public Accounting Firm on Schedule
            II

            Schedule II - Valuation and Qualifying Accounts

            All other schedules are omitted because they are not required, not applicable or the information is included in the financial statements or notes thereto.

      (3)   Exhibits.

            The exhibit list in the Exhibit Index is incorporated by reference as the list of exhibits required as part of this Report.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     STANDARD MOTOR PRODUCTS, INC.
                                              (REGISTRANT)

                                     /s/ James J. Burke
                                     ---------------------------------
                                     James J. Burke
                                     Vice President, Finance and Chief Financial

Officer

New York, New York
July ___, 2007

                          STANDARD MOTOR PRODUCTS, INC.
                                  EXHIBIT INDEX

EXHIBIT
NUMBER
------

2.1 Asset Purchase Agreement, dated as of February 7, 2003, by and among Dana Corporation, Automotive Controls Corp., BWD Automotive Corporation, Pacer Industries, Inc., Ristance Corporation, Engine Controls Distribution Services, Inc., as Sellers, and Standard Motor Products, Inc., as Buyer (incorporated by reference to the Company's Current Report on Form 8-K, filed on February 10, 2003).

3.1 Restated By-Laws, dated May 23, 1996, filed as an Exhibit of the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

3.2 Restated Certificate of Incorporation, dated July 31, 1990, filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1990.

3.3 Certificate of Amendment of the Certificate of Incorporation, dated February 15, 1996, filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

4.1 Form of Subordinated Debenture Indenture (including form of convertible debenture) (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 2 to its Registration Statement on Form S-3 (Registration No. 333-79177), filed on July 20, 1999).

10.1 Employee Stock Ownership Plan and Trust, dated January 1, 1989 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1989).

10.2 Supplemental Executive Retirement Plan, dated August 15, 1994 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).

10.3 1996 Independent Outside Directors Stock Option Plan of Standard Motors Products, Inc. (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

10.4 1994 Omnibus Stock Option Plan of Standard Motor Products, Inc., as amended (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 33-51565), filed on May 1,
          1998).

10.5 1994 Omnibus Stock Option Plan of Standard Motor Products, Inc., as amended and restated, (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-59524), filed on April 25, 2001).

10.6 Supplemental Compensation Plan effective October 1, 2001 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

10.7 Change of Control Agreement, dated December 12, 2001, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31,
          2001).

                          STANDARD MOTOR PRODUCTS, INC.
                                  EXHIBIT INDEX

EXHIBIT
NUMBER
------

10.8 Change of Control Agreement, dated December 12, 2001, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31,
          2001).

10.9 Amended and Restated Credit Agreement, dated as of February 7, 2003, among Standard Motor Products, Inc., as Borrower and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Current Report on Form 8-K filed on February 10, 2003).

10.10 Amendment No. 1 to Amended and Restated Credit Agreement, dated June 27, 2003, among Standard Motor Products, Inc., as Borrower and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).

10.11 Amendment No. 2 to Amended and Restated Credit Agreement, dated March 11, 2004, among Standard Motor Products, Inc., as Borrower, and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Quarterly Report in Form 10-Q for the quarter ended March 31, 2004).

10.12 Amendment No. 3 to Amended and Restated Credit Agreement, dated August 11, 2004, among Standard Motor Products, Inc., as Borrower, and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Quarterly Report in Form 10-Q for the quarter ended September 30, 2004).

10.13 Waiver and Amendment No. 4 to Amended and Restated Credit Agreement, dated as of March 31, 2005, among Standard Motor Products, Inc., as Borrower, and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Annual Report in Form 10-K for the year ended December 31, 2004).

10.14 Waiver and Amendment No. 5 to Amended and Restated Credit Agreement, dated as of May 9, 2005, among Standard Motor Products, Inc., as Borrower, and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Quarterly Report in Form 10-Q for the quarter ended March 31, 2005).

10.15 Waiver and Amendment No. 6 to Amended and Restated Credit Agreement, dated as of November 4, 2005, among Standard Motor Products, Inc., as Borrower, and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Quarterly Report in Form 10-Q for the quarter ended September 30, 2005).

10.16 Consent and Amendment No. 7 to Amended and Restated Credit Agreement, dated as of December 29, 2005, among Standard Motor Products, Inc., as Borrower, and General Electric Capital Corp. and Bank of America, as Lenders (incorporated by reference to the Company's Current Report on Form 8-K filed on January 3, 2006).

                          STANDARD MOTOR PRODUCTS, INC.
                                  EXHIBIT INDEX

EXHIBIT
NUMBER
------

10.17 Credit Agreement, dated as of December 29, 2005, among SMP Motor Products, Ltd., as Borrower, (incorporated by reference to the Company's Current Report on Form 8-K filed on January 3, 2006).

10.18 Repurchase and Prepayment Agreement, dated as of December 29, 2005, between Standard Motor Products, Inc., and Dana Corporation (incorporated by reference to the Company's Current Report on Form 8-K filed on January 3, 2006).

10.19 Amendment to the Standard Motor Products, Inc. Supplemental Compensation Plan, effective December 1, 2006 (incorporated by reference to the Company's Annual Report in Form 10-K for the year ended December 31, 2006).

10.20 Retention Bonus and Insurance Agreement, dated December 26, 2006, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report in Form 10-K for the year ended December 31, 2006).

10.21 Retention Bonus and Insurance Agreement dated December 26, 2006, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report in Form 10-K for the year ended December 31, 2006).

21 List of Subsidiaries of Standard Motor Products, Inc. (incorporated by reference to the Company's Annual Report in Form 10-K for the year ended December 31, 2006)

23        Consent of Independent Registered Public Accounting Firm.

24 Power of Attorney (see signature page to Annual Report on Form 10-K) (incorporated by reference to the Company's Annual Report in Form 10-K for the year ended December 31, 2006).

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                                                     SCHEDULE II

                     REPORT OF INDEPENDENT REGISTERED PUBLIC
                           ACCOUNTING FIRM ON SCHEDULE

Stockholders and Board of Directors
Standard Motor Products, Inc.

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of Standard Motor Products, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 referred to in our report dated March 15, 2007, which is included in the annual report to security holders and incorporated by reference in Part II of this form. Our report on the consolidated financial statements includes explanatory paragraphs, relating to the application of Statement of Financial Accounting Standards No. 123(R) as of January 1, 2006 and No. 158 as of December 31, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
March 15, 2007

                                                                      EXHIBIT 23

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Standard Motor Products, Inc.

We have issued our reports dated March 15, 2007, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of Statement of Financial Accounting Standards No. 123(R) and No. 158 as of December 31, 2006) accompanying the consolidated financial statements and schedule and management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Standard Motor Products, Inc. and Subsidiaries on Form 10-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Standard Motor Products, Inc. and Subsidiaries on Forms S-8 (File No. 333-134239, effective May 18, 2006 and File No. 333-125600, effective June 7, 2005).

/s/ GRANT THORNTON LLP

New York, New York
March 15, 2007

                                                                    EXHIBIT 31.1

                            CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Lawrence I. Sills, certify that:

1. I have reviewed this annual report on Form 10-K/A of Standard Motor Products, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c) evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July __, 2007

                                                         /s/ Lawrence I. Sills
                                                         ---------------------
                                                         Lawrence I. Sills
                                                         Chief Executive Officer

                                                                    EXHIBIT 31.2

                            CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James J. Burke, certify that:

1. I have reviewed this annual report on Form 10-K of Standard Motor Products, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c) evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: July __, 2007

                                                         /s/ James J. Burke
                                                         ------------------
                                                         James J. Burke
                                                         Chief Financial Officer

                                                                    EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Standard Motor Products, Inc. (the "Company") on Form 10-K/A for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lawrence I. Sills, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Lawrence I. Sills
---------------------
Lawrence I. Sills
Chief Executive Officer

July __, 2007

*A signed original of this written statement required by Section 906 has been provided to Standard Motor Products, Inc. and will be retained by Standard Motor Products, Inc. and furnished to the Securities and Exchange Commission on its staff upon request.

                                                                    EXHIBIT 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Standard Motor Products, Inc. (the "Company") on Form 10-K/A for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James
J. Burke, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ James J. Burke
------------------
James J. Burke
Chief Financial Officer

July __, 2007

*A signed original of this written statement required by Section 906 has been provided to Standard Motor Products, Inc. and will be retained by Standard Motor Products, Inc. and furnished to the Securities and Exchange Commission on its staff upon request.